FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 5, 2009

FAIRFAX COMPLETES $250 MILLION OFFERING OF PREFERRED SHARES

(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) has completed its previously announced public offering of Cumulative 5-Year Rate Reset Preferred Shares, Series C (the “Series C Shares”) in Canada.  As a result of the underwriters exercising their $50 million option in full, Fairfax issued an additional 2,000,000 Series C Shares for a total issue of 10,000,000 Series C Shares and total gross proceeds of $250 million.  Net proceeds of the issue, after commissions and expenses, are approximately $243 million.

The Series C Shares were sold through a syndicate of Canadian underwriters led by Scotia Capital, RBC Capital Markets and BMO Capital Markets, and that also included CIBC World Markets Inc., TD Securities Inc., National Bank Financial Inc., Cormark Securities Inc., GMP Securities L.P., Desjardins Securities Inc. and HSBC Securities (Canada) Inc.

Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time, and for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The securities have not been and will not be registered under the United States Securities Act of 1933.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:     Greg Taylor, Chief Financial Officer, at (416) 367-4941

               Media Contact:
                Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946